Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Christopher Harrison KCSA Strategic Communications (212) 896-1214 / 1267 jcorbin@kcsa.com / charrison@kcsa.com
Tikcro Technologies Reports Fourth Quarter and Year End 2014
 Results

Tel Aviv, Israel, March 10, 2015 - Tikcro Technologies Ltd. (OTC PK: TIKRF) today reported results for the fourth quarter and the year ended December 31, 2014.

Net loss for the fourth quarter was $289,000, or $0.03 per diluted share.  Net loss for the full year ended December 31, 2014 was $677,000, or $0.08 per diluted share. Results for the fourth quarter and year ended December 31, 2014 included financial expenses of approximately $172,000 and $243,000, respectively, that resulted from the valuation of Tikcro's holdings in BioCancell Ltd., a clinical stage cancer drug company. Excluding these non-cash financial expenses, net loss for the fourth quarter and year ended December 31, 2014 was $117,000 or $0.01 per diluted share and $434,000, or $0.05 per diluted share, respectively.

Tikcro supports early stage development in growth areas, with a focus on biotechnology, having projects originated by researchers from Israeli universities. The Company is engaged with development of certain antibodies selected and verified in pre-clinical trials which may have high selectivity and binding qualities with a focus on antibodies binding to cancer immune checkpoints.

About Tikcro Technologies:

Tikcro is seeking early stage growth opportunities with a focus on biotechnology.

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, the development, testing, regulatory approval and commercialization, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	December 31, 2014	December 31, 2013
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$8,722	$9,120
Other receivables	25	14
Investment in BioCancell	85	397
Total current assets	8,832	9,531

Property and equipment, net	88	-

Total assets	$8,920	$9,531

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$184	$128

Shareholders' equity	8,736	9,403

Total liabilities and shareholders' equity	$8,920	$9,531

Tikcro Technologies Ltd.
Statements of Operations
(US dollars in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31
	2014	2013	2014	2013

Research and development expenses	$17	$6	$89	$29

General and administrative expenses, net	101	117	348	542

Total operating expenses	118	123	437	571

Operating loss	(118)	(123)	(437)	(571)

Financial income (expenses), net	(171)	(313)	(240)	579

Net Gain (loss)	$(289)	$(436)	$(677)	$8

Basic and diluted net gain (loss) per share	$(0.03)	$(0.05)	$(0.08)	$0.00

Weighted average number of shares used computing basic and diluted gain/(loss) per share	8,837	8,804	8,832	8,748